CUSIP NO. 04338D106             SCHEDULE 13D                 Page 1 of 9 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               ASAHI/AMERICA, Inc.

           -----------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04338D106
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  Ichiro Murao
                       Midnight Acquisition Holdings, Inc.
                 c/o Asahi Organic Chemicals Industry Co., Ltd.
                             15-9 Uchikanda 2-chome,
                        Chiyoda-ku, Tokyo 101-0047 Japan
                                  03-3256-2451

                                 with a copy to:
                              David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                  212-408-5100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 04338D106                                            Page 2 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Asahi Organic Chemicals Industry Co., Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                      (b)   |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Japan
--------- ----------------------------------------------------------------------
                |  7         SOLE VOTING POWER
    NUMBER OF   |
                |
      SHARES    |            491,470
                |
                |------- -------------------------------------------------------
                |  8
   BENEFICIALLY |            SHARED VOTING POWER
                |
     OWNED BY   |            -0-
                |
                |------- ------------------------------------------------------
       EACH     |  9
                |            SOLE DISPOSITIVE POWER
    REPORTING   |
                |            491,470
                |
                |------- -------------------------------------------------------
      PERSON    |  10
                |            SHARED DISPOSITIVE POWER
       WITH     |
                |            -0-
--------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          491,470
--------- ----------------------------------------------------------------------

   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|

--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 04338D106                                            Page 3 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Midnight Acquisition Holdings, Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                      (b)   |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                |  7         SOLE VOTING POWER
    NUMBER OF   |
                |
      SHARES    |            -0-
                |
                |------- -------------------------------------------------------
                |  8
   BENEFICIALLY |            SHARED VOTING POWER
                |
     OWNED BY   |            491,470
                |
                |------- ------------------------------------------------------
       EACH     |  9
                |            SOLE DISPOSITIVE POWER
    REPORTING   |
                |            -0-
                |
                |------- -------------------------------------------------------
      PERSON    |  10
                |            SHARED DISPOSITIVE POWER
       WITH     |
                |            -0-
--------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          491,470
--------- ----------------------------------------------------------------------

   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|

--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO, HC
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 04338D106                                            Page 4 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Midnight Acquisition Corp.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                      (b)   |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------- ----------------------------------------------------------------------
                |  7         SOLE VOTING POWER
    NUMBER OF   |
                |
      SHARES    |            -0-
                |
                |------- -------------------------------------------------------
                |  8
   BENEFICIALLY |            SHARED VOTING POWER
                |
     OWNED BY   |            491,470
                |
                |------- ------------------------------------------------------
       EACH     |  9
                |            SOLE DISPOSITIVE POWER
    REPORTING   |
                |            -0-
                |
                |------- -------------------------------------------------------
      PERSON    |  10
                |            SHARED DISPOSITIVE POWER
       WITH     |
                |            -0-
--------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          491,470
--------- ----------------------------------------------------------------------

   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|

--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04338D106                 SCHEDULE 13D               Page 5 of 9 Pages

Item 1.      Security and Issuer.

     The title of the class of equity securities to which this Statement relates is the Common Stock, no par value (the "Shares"), of Asahi/America, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 19 Green Street, Malden, MA 02148.


Item 2.      Identity and Background.

     This Statement is being filed on behalf of: (i) Asahi Organic Chemicals Industry Co., Ltd., a Japanese corporation ("AOC"); (ii) Midnight Acquisition Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of AOC ("Holdings"); and (iii) Midnight Acquisition Corp., a Massachusetts corporation and a wholly owned subsidiary of Holdings ("Acquisition Corp.," and collectively, the "Reporting Persons," and each, a "Reporting Person"). The principal business, address of the principal business and address of the principal office of each of the three Reporting Persons are listed on Schedule I, which is hereby incorporated by reference. During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration.

     Not Applicable.

                                                               Page 6 of 9 Pages
Item 4.      Purpose of Transaction.

     AOC, through Holdings and Acquisition Corp., has made an offer to purchase, through a merger, all of the outstanding Shares of the Issuer at a price of $8.25 per share plus an estimated $1.20 to $1.30 per share representing the per share proceeds of the disposition of Quail Piping Products, Inc., a wholly owned subsidiary of the Issuer ("Quail"), net of taxes and certain expenses. The Issuer has formed an independent committee, retained ING Barings LLC to act as financial adviser in connection with the proposed transactions and approved the merger, subject to finalization of points remaining between the parties. As of the filing of this schedule, no definitive agreement has been reached on the proposed transactions, and there can be no assurance that the parties will reach a successful agreement or that the proposed transaction will be consummated.

     The offer is conditioned upon the disposition of Quail. The disposition of Quail is currently being negotiated with a management buyout group, which is in discussions with potential sources for financing. There can be no assurances that the parties will reach a successful agreement for the disposition, that financing for the disposition will be obtained or that the disposition will be consummated.

     Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Persons may purchase additional Shares in the open market or in private transactions. Depending on these same factors, such Reporting Persons may sell all or a portion of the Shares that they now own or hereafter may acquire on the open market or in private transactions.


Item 5.      Interest in Securities of the Issuer.

     (a) - (b) Please refer to Schedule I attached hereto.

                                                               Page 7 of 9 Pages

     (c) None of the Reporting Persons have effected any transactions in the Shares of the Issuer during the past 60 days.

     (d) None.

     (e) Not applicable.


Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

     Holdings is a wholly owned subsidiary of AOC. Acquisition Corp. is a wholly owned subsidiary of Holdings.


Item 7.      Material to be filed as Exhibits.

     None.

                                                               Page 8 of 9 Pages
                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 27, 1999                 REPORTING PERSONS:


                                      Asahi Organic Chemicals Industry Co., Ltd.

                               By: /s/ Haruo Tabata
                                   ---------------------------------------
                                       Haruo Tabata, President




                                       Midnight Acquisition Holdings, Inc.

                               By: /s/ Ichiro Murao
                                   ---------------------------------------
                                       Ichiro Murao, Director & President





                                       Midnight Acquisition Corp.

                               By: /s/ Ichiro Murao
                                   ---------------------------------------
                                       Ichiro Murao, Director & President

CUSIP NO. 584699102               SCHEDULE 13D                Page 9 of 9 Pages

                                   SCHEDULE I


----------------------------- ------------- -------------- ------------- ------------- ------------- --------------
Reporting Persons Name,       Number of     Percentage     Shares as     Shares as     Shares as     Shares as to
Principal Business, Address   shares        of shares      to which      to which      to which      which there
of, Principal Business, and   beneficially  beneficially   there is      there is      there is      is shared
Address of Principal Office   owned         owned          sole power    shared        sole power    power to
                                                           to vote       power to      to dispose    dispose
                                                                         vote
----------------------------- ------------- -------------- ------------- ------------- ------------- --------------
Asahi Organic Chemicals          491,470        14.3%        491,470            -0-      491,470           -0-
   Industry Co., Ltd.

Manufacturer and
   distributor or plastic
   piping materials
   including valves, pipes,
   sockets, tees and joints.

15-9 Uchikanda 2-chome
Chiyoda-ku Tokyo 101-0047
Japan

Midnight Acquisition             491,470        14.3%             -0-      491,470            -0-          -0-
   Holdings, Inc.

Acquisition Vehicle

c/o Asahi Organic Chemicals
   Industry Co., Ltd.
15-9 Uchikanda 2-chome
Chiyoda-ku Tokyo 101-0047
Japan

Midnight Acquisition Corp.       491,470        14.3%             -0-      491,470            -0-          -0-

Acquisition Vehicle

c/o Asahi Organic Chemicals
   Industry Co., Ltd.
15-9 Uchikanda 2-chome
Chiyoda-ku Tokyo 101-0047
Japan
